Offering Statement for SampleServe, Inc. (“SampleServe”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   SampleServe, Inc.

   800 Cottageview Dr

Ste. 1090
Traverse City, MI 49684

Eligibility

2. **The following are true for SampleServe, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Paul Mead

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Professional Profile Paul Mead is the Chief Operating Officer of SampleServe. In this role, Paul is responsible for the following outcomes: Effectively scale the organization for long-term growth, profitability, and sustainability; Increase shareholder value; Establish operational excellence; Foster a strong and positive culture. Additionally, Paul is the founder and principal advisor for ClearPath Strategic – a strategy and planning consultancy. He is responsible for facilitating the development of corporate and business strategies for his clients. Further, Paul develops and implements execution frameworks to help his clients realize their vision and goals. Paul is also the former Vice President of Project Management for an industry leading Insurance agency. In this role, he was responsible for the establishment and ongoing development of the Enterprise Project Management Office (EPMO). Further, Paul was responsible for all aspects of multi-million dollar enterprise project portfolios as well as oversight of planning and execution of all strategic and operational projects. In addition, Paul supported the development, formulation, and planning of enterprise business strategies. Paul's

career includes roles in strategy, project management, business process management, education, and consulting as a COO, consultancy partner, Vice President, and Project Management Professional (PMP). He has worked in the strategy and planning field for over 20 years. Career Highlights: Paul began his business career in accounting with Computer Science Corporation (CSC). Later, Paul worked for DARC Corporation, a premier Oracle partner, as a senior and founding member of their education consulting practice. Through this work, he developed his project management acumen managing progressively larger and more complex projects. Most recently, working in multiple business sectors, Paul has supported the development of business strategies for a wide variety of organizations. He established Project Management Offices, as well as, adaptable execution models . These capabilities have helped companies Paul has worked with to realize business value from effective execution resulting in achievement of strategic outcomes. Professional Affiliations/Military Service: Paul is a member of the Project Management Institute and holds the designation of Project Management Professional (PMP). He has been a continuing panelist for PMI's annual "The Project" collegiate competition. Paul is a veteran of the United States Army and Michigan National Guard. He served as a communications specialist stationed both in the U.S. and overseas. Personal Highlights: Paul is a former appointee by Michigan's Governor to serve on the Board of Directors for the Michigan Veteran Health System. In this capacity, he and his colleagues had oversight of a $100M health system. Further, Paul was appointed to the Governor's Veteran Health System Modernization Special Workgroup which was able to develop and pass landmark legislation to enhance and modernize Michigan's Veteran Health System. Paul is a resident of Traverse City, Michigan. He is married with two college-age children. Education: Paul has studied accounting at Oakland College and has obtained a Master of Applied Project Management certificate from Villanova University. Three-year work history: SampleServe, Inc., COO - Feb 2020 to Present; Clearpath Strategic, CEO, Jan 2017 to Present

Name
Frank Swierz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Frank leads the strategic technology vision for SampleServe. Frank brings over 25 years of professional software development experience working at both startups and holding senior technology leadership roles at a fortune 100 company. He's built products ranging from small desktop and mobile apps, to cloud native enterprise scaled software solutions utilized by millions of users around the globe. He is experienced in folding in multiple acquisitions including a 400M Global Software Development company with 100 technology staff in the US and India. He also possesses extensive experience in various software development management roles leading multiple small, highly focused teams, responsible for building complex systems and profitable products with a global workforce. He is no stranger to all phases of the software development lifecycle including project management, functional and technical design, software development, testing and experience with many programming languages, operating systems, frameworks, and methodologies. Frank has received numerous industry awards for innovative software products and holds several software related patents. Three-year work history: SampleServe, Inc., CTO - May 2020 - Present; Thomson Reuters, Sr. Director, Feb 1997 - Dec. 2019; Make The Connection, Interim CTO, Feb 2020 - Present

Name
Eric Bergsma

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Profile Eric is a highly motivated and results oriented leader with over 28 years of direct managerial experience in a successful small business. Masters of Business Administration from the University of Michigan with 10 years of experience in sales and purchasing for the automotive industry. Extensive service to the community through affiliation with schools and local non-profit organizations. Education: University of Michigan School of Business Ann Arbor, Michigan Masters of Business Administration General Business - Graduated with High Honors; Michigan State University, East Lansing, Michigan Bachelor of Arts Business Administration - Graduated with High Honors. Employment history and Professional experience: Business Management - Sara S. Bergsma DDS, MS,

PC Traverse City, Michigan. Responsible for all business related aspects in this successful orthodontic practice. In charge of employee relations that have resulted in outstanding employee retention and production Sampleserve, Inc. Traverse City, MI. Controller and part-owner in this environmental sampling and data management business. Sales and Purchasing - Siemens Automotive Auburn Hills, Michigan. Responsible for pricing, quality and production issues for electric motors sold to Ford. Increased sales from $50 million to over $100 million by expanding into new vehicle programs. Promoted to Sales Manager Ford North America June, 1991. Alken-Ziegler, Kalkaska, Michigan. Assistant to the owner during transition to Traverse City. Ford Motor Company, Dearborn, Michigan. Purchasing Department, Analyst, World Headquarters Building. Sourced and purchased fuel rails for all vehicles Selected as one of four buyers to the Department Quality Improvement Team which included the Vice President and Directors for Purchasing. Community Involvement: Member of DAC and DQC for Traverse City Area Public Schools; Board Member of Great Lakes Children's Museum; Member of Michigan State Board of Landscape Architects; Co-Founder Friends of TC Tennis Fundraiser; Volunteer coaching grades K-8 basketball, K-5 soccer and 5-6 volleyball; Kids Hope and Big Brother mentor; Frequent volunteer for meals for our disadvantaged community members. Three-year work history: SampleServe, Inc., Controller, Dec-2018 to Present; Remediation Technologies, Inc., Controller Feb-2011 - Dec-2018; S. Bergsma DDS, MS PC, Controller, 1992 - Present

Name
Erik Johnson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
EDUCATION: BS Geological Engineering, Michigan Technological University, 1982 EXPERIENCE: Environmental Manager, Blarney Castle Oil Co. Bear Lake, Michigan, January 2007 to Present; Senior Project Manager, Fleis & VandenBrink Engineering, Inc., Traverse City, Michigan, May 2003 to January 2007.; Vice President, Environmental Consultants & Services, Inc., Traverse City, Michigan, 1994 to 2003; Operations Manager, Environmental Science & Engineering, Inc., Cadillac, Michigan, 1991 to 1994; Project Manager, R. E. Wright Associates, Inc., Middletown, Pennsylvania, 1987 to 1991.; Geological Engineer, Buchart-Horn, Inc., York, Pennsylvania, 1986 to 1987; Reservoir Engineer, Amoco Production Company, Traverse City, Michigan 1982 to 1985 and Houston, Texas, 1985 to 1986. CERTIFICATIONS: Registered Professional Engineer in Michigan; Certified Professional Geologist, American Institute of Professional Geologists; Michigan-Certified Underground Storage Tank Professional; OSHA Certified Health and Safety Supervisor for HAZWOPR

Name
Russell Schindler

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Russell Schindler is the Founder and Chief Executive Officer of SampleServe. Russell is a certified Professional Geologist with over 30 years of experience with a wide variety of environmental projects and programs. These projects include; soil and groundwater remediation projects using various types of remediation, implementation of chemical, liquid waste, hazardous waste, and solid waste management programs and procedures, hydrogeological investigations, industrial regulatory compliance audit programs, sewer and water system needs evaluations, level I and II environmental (ASTM) property assessments, asbestos inspections and remediation, and mold inspections and remediation. Mr. Schindler developed and patented the Enhanced Dissolved Oxygen Technology (E-DOT®) System, a ground water remediation/treatment system, which is becoming widely used across the country. Developed and patented the Multi-Arrayed Vacuum (MAV®) System, which is an effective and revolutionary free product recovery system. Also a patent pending on the Per-Petual® System, a simple and effective hydrogen peroxide injection system for soil and ground water remediation/treatment. Specialties: Developing remediation systems, software systems and programs, managing people and process to make them more efficient. Three-year work hostory: SampleServe, Inc., Founder & CEO, Dec-2018 to Present; Remediation Technologies, Inc., President Dec-2001 - Dec-2018; TCNewTech (non-profit), President, June-2015 - Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

A. Russell Schindler

Securities:	2,768,250
Class:	Common Stock
Voting Power:	50.7%

A. Russell Schindler

Securities:	126,446
Class:	Preferred Stock
Voting Power:	50.7%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

In today's digital age, most companies are still gathering data and preparing reports the same way they did 30-years ago. They still schedule and track project details in excel, they still write down data on paper forms. They still fill out sample bottle labels and laboratory chain-of-custody's by hand. All this information is then manually entered back at the office and at the lab, typically by a third person. On top of that, the typical report, which in many cases is required by law, takes days or even weeks to generate. Nearly all environmental reports produced by the industry are generated manually on a "time and materials, billed by the hour" basis using a combination of Microsoft Word, Excel, AutoCAD and Geographic Information System (GIS) products. The typical small project report costs roughly $2,000 to $4,000 each. There is still lots of money is being spent on sample collection, data entry, and report preparation techniques that were developed back in the 80's. The SampleServe software platform ties together all the different users with one central database. There is a web-based project management tool that saves Project Managers time on scheduling and communication. The scope and details of each project are pushed to the mobile field app which allows the field technician to collect and transmit all relevant environmental data including GPS and photos back to the database. The field app also prints QR-coded sample bottle labels in the field, at the time of sampling. The QR-coded labels coupled with our patented digital chain-of-custody, allows the lab to log samples at the lab instantly using our separate Lab Login App. This saves them significantly on data entry costs and completely eliminates transcription errors. When all laboratory analysis is complete, the lab simply emails data back to our platform where data is automatically uploaded, and actionable graphical reports can be generated by the user within seconds. Simple to use and simple to customized data box maps, groundwater contour maps, iso-chemical contour maps, all kinds of data graphs and all kinds of data tables, all generated by the user and ready for delivery in seconds. Using SampleServe's web and mobile application, users could save their field sampling crew roughly 20% of their time on a typical sample collection investigation. Users of our software can take all the field data and lab data and generate all the custom graphics needed for a report in an instant. SampleServe users could save about 80% of the cost of current report preparation technologies.

SampleServe currently has 7 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in SampleServe, Inc. speculative or risky:**
   1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with digital applications. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory oversight. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future. The process of developing the Company's products requires significant research and development which is costly. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   2. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant

uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

5. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

6. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flows.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline. Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount before the deadline, the Company can end the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

17. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

SampleServe, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Equity proceeds will be used in several key areas to include; servicing existing obligations, adding enterprise-wide execution capacity and development of strategic products above and beyond the current offering. Investment in our sales and marketing team will allow SampleServe to increase brand awareness in the environmental space and provide boots on the ground for a regional software sales team. Investment will also allow SampleServe to establish and formalize the client success team thereby accelerating the conversion of pilot and product trials into paying clients. This group will also enhance our client engagement and satisfaction capabilities. Proceeds will be used to expand back-office system capabilities in such a way that we will be able to scale SampleServe in a measured and effective way minimizing common growing pains relative to accounting, human resources, legal, etc...

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Employee Compensation	$3,000	$75,000
Accounts Payable	$2,000	$50,000
Scale Operations	$4,510	$112,750
Total Use of Proceeds	**$10,000**	**$250,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and SampleServe, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early. Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	7,046,264	4,900,387	Yes	
Preferred Stock	2,046,264	2,022,431	Yes	Preferred shareholders have preferences with regard to any liquidation, dissolution, winding up, certain mergers, consolidations and asset sales. Voting rights are one vote per share.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Preferred shareholders own 2,022,431 shares of preferred stock, which are convertible into 2,022,431 shares of common stock (each share of preferred stock is convertible into one share of common stock). The percentage of common stock that you own will be diluted when the preferred shareholders convert into common stock. So long as the preferred shareholders own preferred stock, such shareholders will have preference over you with regard to any liquidation, dissolution, winding up, certain mergers, consolidations, and asset sales. Details are available in the Third Restated Certificate of Incorporation, which is filed hereto as an exhibit. Preferred shareholders have one vote per share, the same voting power held by common shareholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Preferred stock may be issued from time to time in one or more series, each of such series to consist of a such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company's board of directors.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, you are subject to the decisions made by the majority owner. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuers' discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	US SBA
Amount Outstanding:	$112,000
Interest Rate:	3.8%
Maturity Date:	May 15, 2030
Other Material Terms:	

   This is a forgivable loan. We fully anticipate being able to qualify for 100% forgiveness.

Creditor(s):	Limei Meng
Amount Outstanding:	$65,000
Interest Rate:	7.0%
Maturity Date:	December 31, 2021
Other Material Terms:	None

Creditor(s):	Eric Bergsma
Amount Outstanding:	$35,000
Interest Rate:	7.0%

| Maturity Date: | December 31, 2021 |
| Other Material Terms: | None |

25. **What other exempt offerings has SampleServe, Inc. conducted within the past three years?**

Date of Offering:	12/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$300,000

Use of Proceeds:

> Working Capital for Software Development and associated employee and administrative costs. Marketing and sales efforts, including trade shows, presentations, and associated employee and administrative costs.

Date of Offering:	03/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$1,126,671

Use of Proceeds:

> Working Capital for Software Development and associated employee and administrative costs. Marketing and sales efforts, including trade shows, presentations, and associated employee and administrative costs.

Date of Offering:	05/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$765,000

Use of Proceeds:

> Working Capital for Software Development and associated employee and administrative costs. Marketing and sales efforts, including trade shows, presentations, and associated employee and administrative costs.

Date of Offering:	11/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$681,552

Use of Proceeds:

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    SampleServe the brand was started in 2001, it started as an environmental sampling company that specialized in collecting environmental samples. In December of 2018, it was reincorporated as a C Corporation with the new company specializing in B2B software to be used by other companies to aid in the collection and tracking of environmental samples. The software also turns the resulting data into graphical reports used by our clients for various state required regulatory reporting. SampleServe is in the early stages of generating income from its software products. Our monthly burn rate has been averaging $60,000 per month, with the allocation roughly divided 14% towards sales and marketing, 50% towards product/software development, 30% towards general and administrative costs, and 6% towards operations and customer success. We currently track several key product indicators (KPIs) with the leading indicators being focused on the number of projects and the number of samples collected. With this raise, we plan to allocate a significantly higher percentage of funds towards sales, marketing (especially digital marketing), and customer success support staff. Some funds will be used to add one full stack developer for continued software development. We believe these additions and activities will result in the attraction, tracking, and onboarding of new users and will result in the customer traction and revenue growth we need to pursue additional funding for further growth. Our intent is to use these initial funds, commonly called a "bridge round", to grow the company and simultaneously grow the valuation of the company. We anticipate another funding raise in the first quarter of 2021. This first quarter raise is currently estimated to be in the neighborhood of $3 million, and at a higher pre-money valuation than our current offering. Our current cash flow situation is such that we are down to $5,000 in the bank and we have no outstanding or issued SAFE's or convertible notes at the moment and none are planned in the near future. Although we currently generate revenues, and our revenue is growing and anticipated to accelerate, there remains a gap between revenue and expenses. We plan to keep a tight rein on expenses in order to maintain a cash flow runway for the duration of time it will take to make it through this bridge round and onto the next growth round. As revenues grow, the gap between revenue and expenses shrinks, the cash runway will be extended. Our revenues decreased by $63,151, or 40%, to $93,105 for the year ended December 31, 2019, as compared to revenues of $156,256 for the year ended December 31, 2018. Revenues were irregular and non-predictable during these years, as we built our software. Our software is currently beyond Beta stage and is working well and is stable with an over 99.9% uptime. New clients are generally satisfied and report increasing satisfaction as bugs are fixed, workflow and user experience is streamlined, and new features and improvements are added. We incurred a net loss of $1,025,698 for the year ended December 31, 2019, as compared to a net loss of $500,018 for the year ended December 31, 2018. The operating expenses amounted to $1,046,512 for the year ended December 31, 2019, as compared to operating expenses of $568,854 for the year ended December 31, 2018. Our largest expense increase in 2019 was for research and development ("R&D"). R&D expense increased by $305,990 to $336,483 for the year ended December 31, 2019, as compared to $30,493 of R&D expense for the year ended December 31, 2018. Subsequent to December 31, 2019, we have been successful in raising capital. Our most recent equity round closed in early 2020, was priced at $1.46 per share. In the wake of the COVID pandemic and associated economic downturn and tightening investment market, fundraising has become increasingly difficult. Even during these difficult circumstances, we have been able to continue to add clients, increase revenue, and improve our products. Despite our positive metrics, the tightening venture capital environment necessitates a lowering of the per share price to $1.00. Given the reception and utility of our product, our protected IP in the form of 2 issued patents, and our increasing customer use metrics and revenue, we believe SampleServe will continue to grow even faster and increase in overall value.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$93,105	($1,025,698)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**

2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SampleServe, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription: If managing your environmental projects seems like it takes too many people, too many software applications, costs too much, and takes too much time, then you probably wanna watch this video. The SampleServe environmental sampling and field data reporting automation platform has four main parts. The first part is a project management tool where the project manager sets up the project and develops the work scope. The second part is the mobile field app that is used to collect field data and other sample information. The field app also prints unique QR-coded sample bottle labels in the field at the time of sampling. And QR-coded labels allows the lab to quickly log in samples at the lab without any miskeys or typos, using our separate mobile lab sample login app. Then, when all lab data has been uploaded, all the required report graphics can be generated within seconds for a fraction of the cost of traditional report preparation methods currently being used. Setting up a project is easy. First, simply enter project information such as address, your favorite laboratory and other pertinent site information. Then, just drag and drop all your historical laboratory data. All sample location labels are created automatically from sample IDs. Drag and drop your historical field data and monitoring well construction information the same way. Uploading site maps and other sample location graphics is also just as easy. You can have as many sample location graphics, which illustrate hotspots, cross sections, remediation areas and other sampling media types, as you like. Locating the sample locations on your graphics is simple. Just click on the spot of your sample location on your desired graphic and select the corresponding sample ID. It's that fast and that simple. Cross sections and other graphics can be done the same way. A typical project with multiple graphics and all historical data can be set up in under 15 minutes, with no lengthy training or special skills needed. Once your project is set up, setting up a sampling event work scope takes just seconds. Simply pick the date of sampling and then select your desired sampling parameters. The sampling parameters options come directly from your selected laboratory analytical options menu. Once you've finished selecting your sampling and groundwater elevation locations, you then move to the quality control parameters, if desired. The QA/QC selection options are intelligent in that it will only let you select QA/QC samples on previously selected sample locations. When your sample event work scope is complete, hit save and your team is ready to start sampling. The work scope is pushed to the mobile field app, which is designed to easily collect field data and other sample information, such as photographs and GPS location information. The field app also connects to a mobile thermal label printer and prints unique QR-coded sample bottle labels in the field at the time of sampling. The mobile app retains all data and information on the device and also syncs data automatically back to the platform when connectivity is established. The QR-coded labels allow the lab to quickly log in samples at the lab without any miskeys or typos, using our separate mobile lab app. Labs love the ease, simplicity and other time saving features that are built into the lab app. When lab analysis is complete and data uploaded back to the platform, data box maps, groundwater contour maps, ISO chemical contour maps, cross sections, all kinds of data graphs and all kinds of data tables can be generated by the user in a matter of seconds. These images can be generated in an unlimited quantity and for a fraction of the cost of the build-by-the-hour preparation methods currently being used across the industry. Start saving money and get your reports out the door faster, today, for a no-obligation 30-day free trial of the SampleServe platform.

Simply go to sampleserve.com and sign up.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.sampleserve.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.